SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 3*)


                            EGGHEAD, INC.
                          (Name of Issuer)

                  Common Stock, par value $.01 per share
                      (Title of Class of Securities)

                               282330109
                             (CUSIP Number)

David  A.  Rocker                              Robert  G.  Minion, Esq.
Suite  1759                                    Lowenstein,  Sandler,Kohl,
45  Rockefeller  Plaza                           Fisher & Boylan, P.A.
New York, New York 10111    with a copy to:    65 Livingston Avenue
(212)  397-1220                                Roseland,  New  Jersey 07068
                                              (201) 992-8700

                    (Name, Address and Telephone Number
                      of Person Authorized to Receive
                        Notices and Communications)

                              November 2, 1995
          (Date of Event which Requires Filing of this Statement)

If  the  filing  person has previously filed a statement on  Schedule  l3G  to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check  the  following  box if a fee is being paid with this  statement[ ].
(A fee  is  not  required  only  if the reporting person:   (1)  has  a
previous statement  on  file reporting beneficial ownership of more than  five
percent of  the  class  of  securities described in Item 1;   and  (2)  has
filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note:   Six  copies  of  this statement, including  all  exhibits,  should  be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

___________________________________________________________________________
(1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

            David A. Rocker               ###-##-####
___________________________________________________________________________
(2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See
      Instructions):                                              (a) [ ]
                                                                  (b) [ ]
___________________________________________________________________________
(3)   SEC Use Only

___________________________________________________________________________
(4)   Source of Funds (See Instructions):  WC

___________________________________________________________________________
(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e):
___________________________________________________________________________
(6)   Citizenship or Place of Organization:     United States

___________________________________________________________________________
Number of Shares        (7)   Sole Voting Power:      1,427,000*
Beneficially Owned      (8)   Shared Voting Power:       0
by Each Reporting       (9)   Sole Dispositive Power: 1,427,000*
Person With:            (10)  Shared Dispositive Power:  0
___________________________________________________________________________

(11)  Aggregate   Amount  Beneficially  Owned  by  Each  Reporting  Person:
      1,427,000*
____________________________________________________________________________

(12)  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions):           [ ]
___________________________________________________________________________

(13)  Percent of Class Represented by Amount in Row  (11):   8.2%*
___________________________________________________________________________

(14)  Type of  Reporting Person (See Instructions): IA, IN
___________________________________________________________________________
* 1,272,700 shares (7.3%) of Egghead, Inc. common stock are owned by Rocker Partners, L.P., a New York limited partnership. 154,300 shares (0.9%) of Egghead, Inc. common stock are owned by Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands. David A. Rocker serves as the sole managing partner of Rocker Partners, L.P. and, through Rocker Offshore Management Company, Inc., as investment adviser to Compass Holdings, Ltd.

Item 2.  Identity and Background.

          The person filing this statement is David A. Rocker, whose business address is Suite 1759, 45 Rockefeller Plaza, New York, New York 10111. Mr. Rocker serves as the sole managing partner of Rocker Partners, L.P., a New York limited partnership having its principal executive office located at Suite 1759, 45 Rockefeller Plaza, New York, New York 10111. Rocker Partners, L.P. is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Rocker, through Rocker Offshore Management Company, Inc., serves as investment adviser to Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands, whose principal business address is Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands and whose principal business activity is substantially similar to that of Rocker Partners, L.P.

           Mr. Rocker has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Rocker is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

          All funds used to purchase shares on behalf of Rocker Partners, L.P. come directly from the net assets of Rocker Partners, L.P. All funds used to purchase shares on behalf of Compass Holdings, Ltd. come directly from the net assets of Compass Holdings, Ltd.

Item 4.  Purpose of the Transaction.

          The acquisition of the shares referred to in Item 5 is solely for investment purposes on behalf of Rocker Partners, L.P. and Compass Holdings, Ltd. Mr. Rocker has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          Based upon the information set forth in Egghead, Inc.'s Quarterly Report on Form 10-Q for the period ended July 1, 1995, as of July 29, 1995 there were 17,483,797 shares of Egghead Inc. common stock issued and outstanding. As of November 2, 1995, Rocker Partners, L.P. owned 1,272,700 of such shares, or 7.3% of those outstanding, and Compass Holdings, Ltd. owned 154,300 of such shares, or 0.9% of those outstanding. David A. Rocker possesses sole power to vote and to direct the disposition of all shares of Egghead Inc. common stock owned by Rocker Partners, L.P. and Compass Holdings, Ltd. The following table details the transactions by each of Rocker Partners, L.P. and Compass Holdings, Ltd. in shares of Egghead Inc. common stock during the past sixty days (all such transactions were effected in ordinary broker's transactions).

                         A.  Rocker Partners, L.P.

            Date                 Quantity                   Price

                                (Purchases)

       September 5, 1995           7,500                   $11.81
       September 5, 1995           9,000                   $11.93
       September 5, 1995           7,500                   $11.84
       September 6, 1995           9,400                   $12.00
       September 8, 1995          12,500                   $12.06
       September 8, 1995           2,500                   $12.02
       September 11, 1995          2,500                   $12.06
       September 11, 1995          1,200                   $12.01
       September 12, 1995          5,000                   $12.00
       September 12, 1995          5,000                   $11.78
       September 13, 1995         11,000                   $11.70
       September 14, 1995         18,000                   $11.79
       September 15, 1995          4,000                   $11.37
       September 15, 1995          2,000                   $11.56
       September 18, 1995          1,300                   $11.62
       September 21, 1995          1,200                   $10.87
       September 21, 1995          5,000                   $10.88
       September 22, 1995          4,000                   $10.39
       October 13, 1995              500                   $ 8.30
       October 23, 1995            2,500                   $ 7.56
       October 26, 1995            5,000                   $ 7.06
       October 26, 1995            2,500                   $ 7.00
       October 31, 1995            5,000                   $ 6.93
       November 2, 1995           38,000                   $ 7.20

                                  (Sales)

       September 7, 1995          13,000                   $12.06
       September 11, 1995         10,000                   $12.03

                        B.  Compass Holdings, Ltd.

            Date                 Quantity                   Price

                                (Purchases)

       September 5, 1995           1,000                   $11.93
       September 7, 1995             400                   $12.06
       September 8, 1995           2,500                   $12.06
       September 13, 1995          1,500                   $11.70
       September 14, 1995          2,500                   $11.79
       September 19, 1995            700                   $11.37
       September 20, 1995            100                   $11.37
       October 3, 1995               500                   $ 8.00
       October 6, 1995               500                   $ 8.87
       October 10, 1995              500                   $ 8.50
       October 19, 1995              100                   $ 8.25
       October 23, 1995              100                   $ 7.62
       October 24, 1995              100                   $ 7.50
       October 30, 1995              100                   $ 7.25
       October 31, 1995              100                   $ 7.12
       November 1, 1995              100                   $ 7.12
       November 2, 1995            4,500                   $ 7.23

                                  (Sales)

       September 6, 1995           3,500                   $12.00
       September 11, 1995          1,000                   $12.03


                                 Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   November 9, 1995

                                    /s/   David  A. Rocker
                                    David A. Rocker, individually,
                                    as  managing partner of Rocker
                                    Partners,   L.P.,    and    as
                                    president  of Rocker  Offshore
                                    Management Company, Inc.,  the
                                    investment adviser to  Compass
                                    Holdings, Ltd.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).